Cultivate Kitchen

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	643,306.57
Total Income	**$643,306.57**
Cost of Goods Sold	
Food Production & Supplies	162,242.85
Product for Resale	5,963.72
Total Cost of Goods Sold	**$168,206.57**
GROSS PROFIT	**$475,100.00**
Expenses	
Accountant/Bookkeeping	2,843.40
Advertising & Marketing	3,529.95
Auto Expense	7,491.90
Bank Charges & Fees	33.00
Square POS Fees	1,009.69
Total Bank Charges & Fees	**1,042.69**
Business Meals	1,329.08
Catering	11,779.25
Commissions	569.73
Contractors	87.50
Customer Service	2,368.34
Employee Gifts	120.00
Insurance	1,701.00
Workers Compensation	1,367.89
Total Insurance	**3,068.89**
Interest Paid	175.59
Legal & Professional Fees	309.67
CPA	495.00
Total Legal & Professional Fees	**804.67**
Licenses and Permits	681.83
Memberships and Subscriptions	355.65
Office Supplies	-431.98
Furniture	200.00
Software	378.77
Total Office Supplies	**146.79**
Parking	1.25

Cultivate Kitchen

Profit and Loss

January - December 2023

	TOTAL
Payroll Expenses	
Employer Payroll Taxes	-76.80
CO UI Tax	2,637.89
FAMLI - Employer	-0.02
FUTA	563.02
Medicare	2,668.93
Social Secuirty	11,412.01
Total Employer Payroll Taxes	**17,205.03**
Paycheck Tips	29,105.02
Processing Fees	1,293.00
Regular Wages	154,675.74
Post-Tax Deduction - Employee Food	-2.00
Total Regular Wages	**154,673.74**
Total Payroll Expenses	**202,276.79**
Reimbursements	2,760.49
Rent Expense	40,210.28
Storage	386.64
Total Rent Expense	**40,596.92**
Repairs	3,188.37
Building Improvements	545.00
Pest Control	838.00
Total Repairs	**4,571.37**
Services Fees	27.00
Supplies & Materials	44,519.11
Travel Expense	8.00
Utilities	1,911.32
Website Expense	114.90
Total Expenses	**$333,182.41**
NET OPERATING INCOME	**$141,917.59**
NET INCOME	**$141,917.59**

Cultivate Kitchen

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Key Bank Checking	22,184.61
Venmo	0.00
Total Bank Accounts	**$22,184.61**
Accounts Receivable	
Accounts Receivable (A/R)	1,237.00
Total Accounts Receivable	**$1,237.00**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$23,421.61**
Fixed Assets	
Accumulated Depreciation	-36,267.00
Kitchen Equipment	15,964.00
Leasehold Improvements - Fire Suppression System	12,939.08
Leasehold Improvements - Gas Line Instulation	7,365.00
Total Fixed Assets	**$1.08**
TOTAL ASSETS	**$23,422.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-371.40
Total Accounts Payable	**$ -371.40**
Credit Cards	
American Express	196.33
FNBO - HIGH, KATRINA (5891) - 3	-174.31
FNBO - KENNE, CAMMIE (5851) - 3	-1,296.84
Master Card #0609	0.00

Cultivate Kitchen

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$ -1,274.82**
Other Current Liabilities	
Loan Payable - Ashley & Corin O’Connell	792.44
Loan Payable - Cammie Read	0.00
Loan Payable - Jill Hansen	6,777.38
Loan Payable - Julie Krommenhoek	0.00
Loan Payable - Katrina High	116.00
Loan Payable - Marya Read	0.00
Loan Payable - Patricia Read	0.00
Loan Payable -Christina Wagley	-439.58
Sales Tax Payable	
City	0.00
DAVO TECHNOLOGIE -by Avalara	0.00
State	0.00
Total Sales Tax Payable	**0.00**
Total Other Current Liabilities	**$7,246.24**
Total Current Liabilities	**$5,600.02**
Total Liabilities	**$5,600.02**
Equity	
Cammie Read Contributions	5,595.12
Daniel Wilson Contribution	20,000.00
Daniel Wilson Distribution	-20,000.00
Katrina High	-2,000.00
Katrina High Contribution	7,442.87
Owner Draw - Cammie	-24,513.80
Owner Draw - Katrina High	-78,998.14
Retained Earnings	-31,620.97
Net Income	141,917.59
Total Equity	**$17,822.67**
TOTAL LIABILITIES AND EQUITY	**$23,422.69**

Cultivate Kitchen

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	141,917.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,237.00
Uncategorized Asset	0.00
Accounts Payable (A/P)	828.00
American Express	-839.67
FNBO - HIGH, KATRINA (5891) - 3	-441.38
FNBO - KENNE, CAMMIE (5851) - 3	-2,984.19
Master Card #0609	-392.11
Loan Payable - Ashley & Corin O'Connell	-4,207.56
Loan Payable - Cammie Read	-15,295.64
Loan Payable - Jill Hansen	-4,222.62
Loan Payable - Julie Krommenhoek	-5,000.00
Loan Payable - Katrina High	-8,884.00
Loan Payable - Marya Read	-5,000.00
Loan Payable - Patricia Read	-5,000.00
Loan Payable -Christina Wagley	-5,439.58
Sales Tax Payable:City	0.00
Sales Tax Payable:DAVO TECHNOLOGIE -by Avalara	0.00
Sales Tax Payable:State	1,878.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-56,237.39**
Net cash provided by operating activities	**$85,680.20**
INVESTING ACTIVITIES	
Leasehold Improvements - Fire Suppression System	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Cammie Read Contributions	3,049.03
Katrina High	-2,000.00
Katrina High Contribution	4,442.87
Owner Draw - Cammie	-24,003.80
Owner Draw - Katrina High	-63,118.91
Net cash provided by financing activities	**$ -81,630.81**
NET CASH INCREASE FOR PERIOD	**$4,049.39**
Cash at beginning of period	18,135.22
CASH AT END OF PERIOD	**$22,184.61**